August 25, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes and Rufus Decker

Re:
American Eagle Outfitters, Inc.
Form 10-K for Fiscal Year Ended January 28, 2023
Filed March 13, 2023
Form 10-Q for Fiscal Quarter Ended April 29, 2023
Filed May 25, 2023
Item 2.02 Form 8-K filed May 24, 2023
File No. 001-33338

Dear Blaise Rhodes:
On behalf of our client, American Eagle Outfitters, Inc. (the "Company"), we acknowledge receipt of the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2023, relating to the Company’s filings referenced above.
As discussed on our telephone call on August 24, 2023, this correspondence letter serves as a confirmation of our understanding that the Company will respectfully respond to these comments from the Staff on or before September 6, 2023 and that the Staff deems this response timing to be acceptable.
If you have any questions or require any additional information, please do not hesitate to contact me at +1.412.560.7441.
Very truly yours, /s/ Celia A. Soehner Celia A. Soehner Morgan, Lewis & Bockius LLP

Morgan, Lewis & Bockius llp
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New York, NY  10178-0060    +1.212.309.6000
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